Exhibit 3.2
CERTIFICATE OF DESIGNATIONS, PREFERENCES AND RIGHTS
OF SERIES B PREFERRED STOCK
OF
AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.
     Pursuant to Section 151 of the General Corporation Law of the State of Delaware
     We, Steven Puccinelli, President, and Donald Hardie, Secretary, of American Tire Distributors Holdings, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, DO HEREBY CERTIFY, solely in our capacities as officers of the corporation and not in our individual capacities:
     That pursuant to the authority conferred upon the Board of Directors by the Certificate of Incorporation of the Corporation, the Board of Directors on March 30, 2005, adopted the following resolution creating a series of Preferred Stock consisting of 4,500 shares designated as Series B Preferred Stock:
     RESOLVED, that pursuant to the authority vested in the Board of Directors of the Corporation by the Certificate of Incorporation, the Board of Directors does hereby provide for the issue of a Series of Preferred Stock, with an initial stated liquidation value (the “Series B Liquidation Preference”) determined in accordance with Section 4 hereof), of the Corporation, and to the extent that the designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions of such class of Preferred Stock are not stated and expressed in the Certificate of Incorporation, does hereby fix and herein state and express such designations, powers, preferences and relative and other special rights and the qualifications, limitations and restrictions thereof as follows (all terms used herein which are defined in the Certificate of Incorporation shall be deemed to have the meanings provided therein):
SERIES B PREFERRED STOCK
     1. Designation; Authorized Capital Stock.
     The shares of such series of Preferred Stock shall be designated “Series B Preferred Stock” (hereinafter referred to as “Series B Preferred Stock”). The number of shares constituting Series B Preferred Stock shall be 4,500.

     2. Rank.
     The Series B Preferred Stock which shall be in all rights, preferences, powers and ranking as to assets (i) junior to all capital stock of the Corporation the terms of which expressly provide that it ranks senior to the Series B Preferred Stock (“Senior Stock”), including the 8% Cumulative Redeemable Preferred Stock of the Corporation (the “8% Preferred Stock”), (ii) on a parity with each series of capital stock of the Corporation the terms of which expressly provide that it ranks on a parity with the Series B Preferred Stock (“Parity Stock”), and (iii) senior to all other capital stock of the Corporation (“Junior Stock”).
     3. Dividend Rights. Subject to the restrictions in Section 6(g) hereof:
          (a) If during any calendar year the Corporation, American Tire Distributors, Inc. (“Opco”) and their respective affiliates do not purchase from Goodyear Tire and Rubber Company (together with its affiliates, “Goodyear”) tires with an aggregate purchase price in an amount equal to or greater than an amount averaging at least 104% of the aggregate purchase price for tires purchased from Goodyear in the prior calendar year, holders of shares of Series B Preferred Stock, in preference to the holders of shares of Junior Stock, shall receive, when, as and if declared by the Board of Directors, out of the assets of the Corporation legally available therefor, cumulative cash dividends (the “Series B Dividends”) on the then effective Series B Liquidation Preference of such shares at the Prime Rate (as hereinafter defined). The Series B Dividends shall accrue and be payable in immediately available funds on the last Business Day of the month of January following each such calendar year during which the applicable aggregate purchase price threshold is not equaled or exceeded (each a “Series B Dividend Payment Date”). “Prime Rate” means the rate of interest publicly announced from time to time by Bank of America, N.A. at its office at 100 Federal Street, Boston, Massachusetts as its “base” rate as in effect on the Business Day immediately preceding the applicable dividend payment date, and the then effective Series B Liquidation Preference shall be determined on the same Business Day such Prime Rate is determined.
          (b) If, as of the close of business on any Series B Dividend Payment Date, there is a Series B Dividend Arrearage (as hereinafter defined), an additional dividend (the “Series B Makewhole Dividend”) shall accrue on each share of the Series B Preferred Stock for the period from and including such Series B Dividend Payment Date to the earlier of (x) the date on which such Series B Dividend Arrearage (as hereinafter defined) is paid in full and (y) the next succeeding Series B Dividend Payment Date, in an amount equal to the product of (i) the Prime Rate and (ii) the amount of such Series B Dividend Arrearage as of such Series B Dividend Payment Date. “Series B Dividend Arrearage” means, with respect to each share of Series B Preferred Stock, as of any Series B Dividend Payment Date, the excess, if any, of (i) all Series B Dividends accrued to (but excluding) such Series B Dividend Payment Date on such share over (ii) all Series B Dividends actually paid with respect to such share on or before the close of business on such Series B Dividend Payment Date.
          (c) The Series B Dividends shall accrue, and shall be cumulative from the first day on which such dividends are due, whether or not declared by the Board of Directors. The Series B Makewhole Dividend, if any, shall accrue, and shall be cumulative from the date on which a Series B Dividend Arrearage arises, whether or not declared by the Board of Directors. If the Corporation makes a dividend payment on shares of Series B Preferred Stock in an amount less than the total amount of accrued and payable dividends on the underlying shares at such time, then the dividends paid shall be allocated ratably on a share-by-share basis among all shares of Series B Preferred Stock then outstanding. The Board of Directors may fix a record date that is no more than sixty days and no less than ten days prior to any date fixed for payment of a dividend declared on shares of Series B Preferred Stock to determine the holders of shares of Series B Preferred Stock entitled to receive such payment. Accumulated but unpaid dividends for any past dividend periods or payment dates may be declared and paid at any time (without reference to any regular payment date) to holders of record on a record date fixed by the Board of Directors that is no more than sixty days and no less than ten days preceding the date fixed for payment of such dividends.
          (d) The holders of shares of Series B Preferred Stock shall not be entitled to receive, and the Corporation shall not declare or pay thereon, any dividends or other distributions except as provided herein. No interest or sum of money in lieu of interest shall be payable in respect of any dividend payment or payments on the shares of Series B Preferred Stock which may be in arrears.
          (e) There was no “Series B Dividend,” “Series B Makewhole Dividend” or “Series B Dividend Arrearage” under and as defined in the Fourth Restated Certificate of Incorporation of American Tire Distributors, Inc. that, as of March 31, 2005, had accrued but had not been paid.
     4. Liquidation Preference. The Series B Liquidation Preference for the outstanding shares of Series B Preferred Stock on any date (a “Series B Valuation Date”) shall be an amount per share equal to the excess, if any, of (i) $1,000 over (ii) the quotient obtained by dividing (x) the aggregate Tire Purchase Credit (as hereinafter defined) as of such Series B Valuation Date by (y) the total number of shares of Series B Preferred Stock outstanding as of such Series B Valuation Date. The “Tire Purchase Credit” as of any Series B Valuation Date shall be an amount equal to (x) $1.00 per unit of “Broad Line” tires and (y) $2.00 per unit of “HV&Z Performance” tires, in each case purchased by the Corporation, Opco or any of their respective affiliates from and including May 2, 1997 through such Series B Valuation Date; provided that, for purposes of calculating the amount of the Tire Purchase Credit, purchases of “Value Line” and “OPP” tires shall not be counted.
     5. Voting Rights.
          (a) Ownership of shares of Series B Preferred Stock shall entitle the holders to no voting rights except as provided in this Section 5 and under applicable law.
          (b) So long as any shares of Series B Preferred Stock shall be outstanding, the Corporation shall not, without the affirmative vote or written consent of the holders of a majority of the aggregate number of shares of Series B Preferred Stock (i) alter or change the powers, preferences or rights given to the Series B Preferred Stock by this Certificate of Designations or (ii) amend this Certificate of Designations to increase the authorized amount of Series B Preferred Stock or to authorize or create any additional Senior Stock or Parity Stock (other than as permitted in Section 6(g) hereof). The amendment of this Certificate of Designations or the Certificate of Incorporation to authorize or create, or to increase the authorized amount of, any Junior Stock shall not be deemed to alter or change the powers, preferences or rights given to the

Series B Preferred Stock. Notwithstanding the foregoing provisions, the affirmative vote or consent of the holders of the Series B Preferred Stock shall not be required for any alteration or change on which the holders would otherwise be entitled to vote if, at or prior to the time that any such alteration or change takes effect, due provision is made for the redemption of all such shares of Series B Preferred Stock.
     6. Redemption.
          (a) Subject to the restrictions contained in Section 6(g) hereof, on the last business day of June 2007 (the “Series B Fixed Redemption Date”), the Corporation shall redeem, out of the assets of the Corporation legally available therefor, all of the outstanding shares of Series B Preferred Stock at a price per share equal to the sum of (1) 100% of the Series B Liquidation Preference and (2) an amount per share equal to all accrued and unpaid Series B Dividends and Series B Makewhole Dividends on such shares, whether or not declared or then payable, to the Series B Fixed Redemption Date, in immediately available funds.
          (b) Subject to the restrictions contained in Section 6(g) hereof, no later than 30 Business Days after the termination of the Purchase Agreement, dated May 7, 1997 (the “Supply Agreement”), by and between the Corporation and Goodyear (as amended on May 19, 1999) in connection with Goodyear’s purchase of the Series B Preferred Stock of Opco (the “Goodyear Mandatory Redemption Date”), the Corporation shall redeem, out of the assets of the Corporation legally available therefor, all of the shares of Series B Preferred Stock outstanding on the Goodyear Mandatory Redemption Date at a price per share equal to the sum of (1) 100% of the Series B Liquidation Preference and (2) an amount per share equal to all accrued and unpaid Series B Dividends and Series B Makewhole Dividends whether or not declared or then payable, to the Goodyear Mandatory Redemption Date, in immediately available funds.
          (c) Subject to the restrictions contained in Section 6(g) hereof, the Corporation may at any time, in its sole discretion, redeem all (but not less than all) of the outstanding shares of Series B Preferred Stock, out of the assets of the Corporation legally available therefor, at a price per share of the Series B Preferred Stock equal to the sum of (1) 100% of the Series B Liquidation Preference and (2) an amount per share equal to all accrued and unpaid Series B Dividends and Series B Makewhole Dividends whether or not declared or then payable, to the Optional Redemption Date (as hereinafter defined), in immediately available funds. “Optional Redemption Date” means, with respect to a redemption pursuant to this Section 6(c), the date specified for such redemption in the notice to the holders of the Series B Preferred Stock required under Section 6(d) hereof.
          (d) Notice of any redemption of shares of Series B Preferred Stock pursuant to this Section 6 shall be mailed at least 10, but not more than 30, days prior to the date fixed for redemption to each holder of shares of Series B Preferred Stock to be redeemed, at such holder’s address as it appears on the transfer books of the Corporation. Such notice shall include instructions for the surrender of the Series B Preferred Stock to be redeemed and the receipt of payment therefor. In order to facilitate the redemption of shares of Series B Preferred Stock pursuant to this Section 6, the Board of Directors may fix a record date for the determination of shares of Series B Preferred Stock to be redeemed, or may cause the transfer books of the

Corporation for the Series B Preferred Stock to be closed, not more than 30 days or less than 10 days prior to the date fixed for such redemption.
          (e) Notice of redemption having been given as aforesaid, upon the date fixed for redemption in respect of shares of Series B Preferred Stock to be redeemed pursuant to this Section 6, notwithstanding that any certificates for such shares shall not have been surrendered for cancellation, from and after the date of redemption designated in the notice of redemption, (i) the shares of Series B Preferred Stock represented thereby shall no longer be deemed outstanding, (ii) the rights to receive dividends thereon shall cease to accrue, and (iii) all rights of the holders of shares of Series B Preferred Stock to be redeemed shall cease and terminate, excepting only the right to receive the applicable redemption price.
          (f) Subject to the restrictions in Section 6(g) hereof, if a Change of Control (as hereinafter defined) occurs, the Corporation shall within 10 Business Days of such occurrence send notice to the holders of Series B Preferred Stock. If, within 10 Business Days of such notice, (i) the holders of all (but not less than all) of the outstanding shares of Series B Preferred Stock send notice to the Corporation specifying that such holders thereby request that the Corporation redeem all of the outstanding shares of Series B Preferred Stock held by each such holder and (ii) Goodyear agrees in writing to the termination of the Supply Agreement, the Corporation shall redeem, out of the assets of the Corporation legally available therefor, all such shares within 30 Business Days of the Corporation’s receipt of all such requests (the “Change of Control Redemption Date”) at a price per share of Series B Preferred Stock equal to the sum of (1) the Series B Liquidation Preference and (2) an amount per share equal to all accrued and unpaid Series B Dividends and Series B Makewhole Dividends whether or not declared or then payable, to the Change of Control Redemption Date, in immediately available funds. “Change of Control” has the meaning given to it in the Indenture, dated as of March ___, 2005 (the “Indenture”), among American Tire Distributors, Inc., the guarantors party thereto and U.S. Bank National Association, as trustee, dated as of March ___, 2005.
          (g) Notwithstanding anything to the contrary in this Certificate of Designations, so long as any amounts are outstanding under any Debt Documents (as hereinafter defined) or any commitments to lend under the Debt Documents have not been terminated, the Corporation shall not make payment in respect of any redemption permitted or otherwise required by this Section 6, or declare, make or pay any dividend or distribution in respect of any shares of Series B Preferred Stock if any Event of Default (as defined in the Debt Documents) or any event which, upon notice or lapse of time, or both, would constitute an Event of Default has occurred and is continuing or would result therefrom and has not been cured or waived in writing by the requisite vote of the holders of the indebtedness or preferred stock represented by the Debt Documents. “Debt Documents” means (i) the Amended and Restated Credit Agreement, dated as of March ___, 2005 among American Tire Distributors, Inc. and the financial institutions named therein and (ii) the Indenture (each as amended, modified, supplemented and/or restated from time to time in accordance with its terms, including any replacement agreement or indenture therefor and any refinancing of the amounts incurred thereunder, which refinancing may result in a greater amount outstanding in connection therewith).

     7. Liquidation, Dissolution or Winding Up.
          (a) If the Corporation shall commence a voluntary case under the United States bankruptcy laws or any applicable bankruptcy, insolvency or similar law of any other country, or consent to the entry of an order for relief in an involuntary case under any such law or to the appointment of a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or make an assignment for the benefit of its creditors, or admit in writing its inability to pay its debts generally as they become due, or if a decree or order for relief in respect of the Corporation shall be entered by a court having jurisdiction in the premises in an involuntary case under the United States bankruptcy laws or any applicable bankruptcy, insolvency or similar law of any other country, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or other similar official) of the Corporation or of any substantial part of its property, or ordering the winding up or liquidation of its affairs, and on account of any such event the Corporation shall liquidate, dissolve or wind up, or if the Corporation shall otherwise liquidate, dissolve or wind up, no distribution shall be made (i) to the holders of shares of Junior Stock unless, prior thereto, the holders of shares of Series B Preferred Stock shall have received an amount equal to the Series B Liquidation Preference plus all accrued and unpaid dividends, whether or not declared or currently payable, to the date of distribution, with respect to each outstanding share, or (ii) to the holders of shares of Parity Stock, except distributions made ratably on the Series B Preferred Stock and all other Parity Stock in proportion to the total amounts to which the holders of all shares of Series B Preferred Stock and Parity Stock are entitled upon such liquidation, dissolution or winding up.
          (b) Neither the consolidation or merger of the Corporation with or into any other person or entity nor the sale, lease, exchange (for cash, shares of stock, securities or other consideration) or other distribution to another person or entity of all or substantially all the assets, property or business of the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation for purposes of this Section 7.
     8. Miscellaneous.
          (a) Notices. All notices referred to herein, except as otherwise expressly provided, shall be made by registered or certified mail, return receipt requested, postage prepaid and shall be deemed to have been given when so mailed.
          (b) Conflicts. So long as any of the Series B Preferred Stock is outstanding, in the event of any conflict between the provisions of this Certificate of Designations and the Certificate of Incorporation or the By-Laws of the Corporation (both as presently existing or hereafter amended and supplemented), the provisions of this Certificate of Designations shall be and remain controlling.

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be signed by Steven Puccinelli, its President, and Donald Hardie, its Secretary, this 30th day of March, 2005.

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.
By:	/s/ Steven Puccinelli
Its President

ATTEST:
/s/ Donald Hardie
Its Secretary

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